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                            July 12, 2023

       Roei Golan
       Chief Financial Officer
       Check Point Software Technologies Ltd.
       5 Shlomo Kaplan Street
       Tel Aviv 6789159 , Israel

                                                        Re: Check Point
Software Technologies Ltd.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 27,
2023
                                                            File No. 000-28584

       Dear Roei Golan:

               We have reviewed your June 21, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 8, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Consolidated Financial Statements
       Notes to Consolidated Financial Statements
       Note 4 Cash and Cash Equivalents, Short-Term Bank Deposits and Marketable Securities, page
       F-28

   1. Please provide a legal analysis of whether the Company meets the definition of investment company
 under Section 3(a) of the Investment Company Act of 1940 (the
                                                           1940 Act   ). Please
include in your analysis all relevant calculations under Section
                                                        3(a)(1)(C) on an
unconsolidated basis, identifying each constituent part of the numerator(s) and
denominator(s). Please also describe and discuss any other substantive determinations and/or
characterizations of assets that are material to your calculations.
                                                        Additionally, if the
Company meets the definition of    investment company    under Section
 Roei Golan
Check Point Software Technologies Ltd.
July 12, 2023
Page 2
         3(a) of the 1940 Act but relies or intends to rely on an exclusion therefrom or a relevant exemption, please provide a legal analysis supporting such reliance. You may contact Laura Veator, Senior Staff Accountant, at (202)-551-3716
or Stephen
Krikorian, Accounting Branch Chief, at (202)-551-3488 with any questions.



FirstName LastNameRoei Golan                        Sincerely,
Comapany NameCheck Point Software Technologies Ltd.
                                                    Division of Corporation
Finance
July 12, 2023 Page 2                                Office of Technology
FirstName LastName